UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) today informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that, in response to the Coronavirus (“COVID-19”) pandemic, and as part of a series of measures designed to reduce risks associated to COVID-19, the following measures and protocols will be implemented at CEMEX’s general ordinary shareholders’ meeting scheduled to take place on Thursday, march 26, 2020 at 12:00 noon (local time Monterrey, N.L., Mexico) (the “Meeting”) in the Luis Elizondo Auditorium: (i) with the intention of reducing the number of persons attending the Meeting, within the concept of social-distancing, no courtesy passes will be issued, no special guests will be invited or allowed in, and CEMEX employees who are not strictly required to actively participate in the Meeting will not be granted access; (ii) only shareholders or their proxies who have the right to attend the Meeting will be allowed in the Meeting, for which CEMEX requests that the number of persons representing any shareholders, including any financial intermediaries, be reduced to the minimum possible, for which CEMEX recommends only one representative per shareholders or financial intermediary; (iii) for persons that attend the Meeting, it will be mandatory to follow the health protocols established by CEMEX to be able to access the venue at which the Meeting is scheduled to be held, including avoiding handshakes or any other type of physical contact, as well as maintaining physical distance with any other attendees; (iv) no food will be offered at the Meeting.

Additionally, we remind you that the materials and information for each of the items to be proposed for approval at the Meeting have been publicly available since February 25, 2020 at CEMEX’s website located at www.cemex.com. If you require additional information, you can contact CEMEX’s Investor Relations department at +52 81 8888.4327 or via email at cemexgroupirccpadm@cemex.com. CEMEX appreciates the general public’s understanding and support for the implementation of these measures, at CEMEX, health and safety is a priority

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 17, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller